SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13D-1(A) AND AMENDMENTS THERETOFILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               GARDENBURGER, INC.
            ---------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    365476100
              -----------------------------------------------------
                                 (CUSIP Number)


                           ROSEWOOD CAPITAL III, L.P.
                         ONE MARITIME PLAZA, SUITE 1330
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 362-5526
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                JANUARY 19, 2000
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


























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


CUSIP No.  365476100
           ---------

1) Name of Reporting Person                           Rosewood Capital III, L.P.

2) Check the Appropriate Box if a Member of a Group   a)       [ ]
                                                      b)       [x]
3) SEC Use Only

4) Source of Funds                                    WC

5) Check if Disclosure of Legal Proceedings is        [ ]
   Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization               State of Delaware

NUMBER OF SHARES     7)  Sole Voting Power            1,250,050

BENEFICIALLY OWNED   8)  Shared Voting Power          -0-

BY EACH REPORTING    9)  Sole Dispositive Power       1,250,050

PERSON WITH         10)  Shared Dispositive Power     -0-

11)  Aggregate Amount Beneficially Owned by Each      1,250,000
     Reporting Person (See Instructions)

12)  Check if the Aggregate Amount in Row (11)        [ ]
     Excludes Certain Shares

13)  Percent of Class Represented by Amount in        12.4%
     Row (11)

14)  Type of Reporting Person (See Instructions)      PN






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



         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on April 23, 1999 (collectively, with all amendments thereto, the "Schedule 13D").

Item 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

         The purpose of the acquisition of the Preferred Stock is for investment, and the acquisition of the Preferred Stock was made in the ordinary course of business.

         Pursuant to that certain Stock Purchase Agreement dated as of March 29, 1999 (the "Stock Purchase Agreement"), Rosewood purchased the Preferred Stock from the Issuer on April 14, 1999. The Stock Purchase Agreement is incorporated herein by reference from Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on April 1, 1999. The prior Schedule 13D stated that the Preferred Stock was immediately convertible into the Shares at a 1:1 ratio. The Series A Preferred remains convertible into the Shares at a 1:1 ratio. As of January 19, 2000, the Series B Preferred became presently convertible into the Shares at a 2.667:1 ratio. The conversion ratios of the Series A Preferred and Series B Preferred remain subject to adjustment according to the terms and conditions set forth in the Determination of Terms of Series A Preferred Stock and Determination of Terms of Series B Preferred Stock, respectively. The Preferred Stock is entitled to certain liquidation preference, dividend and redemption rights. The Preferred Stock has the right to approve certain significant transactions of the Issuer.

         So long as 1,408,875 shares of Series A Preferred remain outstanding, the holders of Series A Preferred are entitled to elect two directors to the board of directors of the Issuer. As a condition to Rosewood's obligation to purchase the Preferred Stock, the Issuer's board of directors appointed Anderson as one of the two Series A Preferred designees to the board of directors of the Issuer. In addition, the Series A Preferred and Series B Preferred may vote with the Shares to elect all other members to the board of directors of the Issuer.

         In addition, pursuant to the Stock Purchase Agreement, the Issuer entered into (i) an Investor Rights Agreement with the purchasers of the Preferred Stock dated as of April 14, 1999 which provides the purchasers with certain registration rights and (ii) an Amendment No. 2 dated as of April 14, 1999 to that certain Rights Agreement dated as of April 25, 1996, as amended by that certain Amendment No. 1 dated as of March 26, 1998 ("Rights Agreement"), regarding certain shareholder rights. The Rights Agreement is incorporated by reference herein from Exhibit 4 to the Form 8-K filed by the Issuer on May 8, 1996. Amendment No. 1 to the Rights Agreement is incorporated by reference herein from Exhibit 10.3 to the Form 10-Q filed by the Issuer for the quarterly period ended March 31, 1998.

         Although Rosewood has no specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, it may from time to time acquire additional Shares or dispose of any or all of its Shares an depending upon

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

ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of Rosewood, or other investment considerations.

         Except as set forth in this Item 4 and in Item 5, Rosewood has no plan or proposal that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to those enumerated above.

         Rosewood reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         Item 7 of the Schedule 13D is amended to include the following materials:

         There is filed herewith as Exhibit 9 the Notice received by the Company regarding the new conversion ratio for the Series B Preferred.










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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                       Rosewood Capital
III, L.P.

                                       By:  Rosewood Capital Associates LLC,
                                            Its General Partner


Date:  March 30, 2000                       By  /s/ Kyle A. Anderson
                                               --------------------------------
                                                Kyle A. Anderson,
                                                Managing Member













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


                                                    EXHIBIT INDEX

EXHIBIT 1 Letter Agreement amending and waiving the terms of the Stock Purchase Agreement

EXHIBIT 2   Determination of Terms of Series A Convertible Preferred Stock

EXHIBIT 3   Determination of Terms of Series B Convertible Preferred Stock

EXHIBIT 4   Investor Rights Agreement

EXHIBIT 5   Amendment No. 2 to the Rights Agreement

EXHIBIT 6   Stock Purchase Agreement, incorporated by reference herein from
            Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on April 1, 1999.

EXHIBIT 7 The Rights Agreement, incorporated by reference herein from Exhibit 4 to the Form 8-K filed by the Issuer on May 8, 1996.

EXHIBIT 8 Amendment No. 1 to the Rights Agreement, incorporated by reference herein from Exhibit 10.3 to the Form 10-Q filed by the Issuer for the quarterly period ended March 31, 1998.

EXHIBIT 9   Notice regarding the new conversion ratio of the Series B Preferred.







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


                                    EXHIBIT 9

       NOTICE REGARDING THE NEW CONVERSION RATIO OF THE SERIES B PREFERRED




























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